SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934







                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                        Form 40-F
         ---------------------------                 -----------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No           X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release


                Polska Telefonia Cyfrowa amends credit agreements
                            with the Bank Consortium



Warsaw - June 18, 2002 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that it had agreed amendments to its credit agreements with its Bank Consortium.

During 2001, PTC signed two credit agreements totaling (euro)700.0 million with a Bank Consortium lead by Deutsche Bank AG Luxemburg. The original agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, PTC has renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. Today, the necessary amendments to the credit agreements were accepted by the General Shareholders Assembly.

In addition, the General Shareholders Assembly accepted the activities of the Supervisory and Management Boards in 2001. All members of the Supervisory Board were reelected for another 12 month period.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.



                                       ###

For further information please contact:



Malgorzata Zelezinska                    Alexander Fudukidis
IR Manager                               Global Corporate Relations Inc.
Telephone: (+48) 22 413 3275             Telephone: (+1) 212 262 6103
Mobile: (+48) 602 20 3275                Mobile: (+1) 646 258 2071
Fax: (+48) 22 413 6235                   Fax: (+1) 212 262 6115
mzelezinska@era.pl                       fudukidisa@msn.com
------------------                       ------------------

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General







By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations









By: /s/ Jonathan Eastick

Director of Finance





June 19, 2002